# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amkor Technology, Inc., CIK 0001047127
CUSIP: 031652100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2045 East Innovation Circle, Tempe, Arizona (AZ), 85284
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0001158839
Persons authorized to receive notices and communications: James J. Kim, 1500 E. Lancaster Avenue, Paoli, Pennsylvania (PA), 19301-9713, (480) 575-7253; Brian D. Short, Esq., 1735 Market Street, 51st Floor, Philadelphia, Pennsylvania (PA), 19103, (215) 864-8230

## Reporting persons
- James J. Kim (CIK 0001158839): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 511,645; shared voting power 0; sole dispositive power 511,645; shared dispositive power 0; aggregate amount beneficially owned 511,645 (0.2% of the class)
- James J. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 10,511,032; sole dispositive power 0; shared dispositive power 10,511,032; aggregate amount beneficially owned 10,511,032 (4.3% of the class)
- Agnes C. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John T. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 38,978,948; shared voting power 36,360,155; sole dispositive power 35,189,469; shared dispositive power 40,149,634; aggregate amount beneficially owned 75,339,103 (30.5% of the class)
- John T. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 9,345,483; shared voting power 8,264,500; sole dispositive power 8,847,251; shared dispositive power 18,863,764; aggregate amount beneficially owned 27,711,015 (11.2% of the class)
- David D. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 8,746; shared voting power 0; sole dispositive power 8,746; shared dispositive power 3,789,479; aggregate amount beneficially owned 3,798,225 (1.5% of the class)
- David D. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,363,400; shared voting power 1,335,113; sole dispositive power 1,363,400; shared dispositive power 1,335,113; aggregate amount beneficially owned 2,698,513 (1.1% of the class)
- Susan Y. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 9,999,973; shared voting power 36,195,477; sole dispositive power 6,210,494; shared dispositive power 39,984,956; aggregate amount beneficially owned 46,195,450 (18.7% of the class)
- Susan Y. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 9,351,594; shared voting power 7,539,500; sole dispositive power 9,036,594; shared dispositive power 8,352,732; aggregate amount beneficially owned 17,389,326 (7% of the class)
- Liam E. Blaney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 164,678; sole dispositive power 0; shared dispositive power 164,678; aggregate amount beneficially owned 164,678 (0.1% of the class)
- John T. Kim Trust of December 31, 1987: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 7,594,001; shared voting power 0; sole dispositive power 7,594,001; shared dispositive power 0; aggregate amount beneficially owned 7,594,001 (3.1% of the class)
- Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 1,335,113; sole dispositive power 0; shared dispositive power 1,335,113; aggregate amount beneficially owned 1,335,113 (0.5% of the class)
- James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 546,787; sole dispositive power 0; shared dispositive power 546,787; aggregate amount beneficially owned 546,787 (0.2% of the class)
- James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 546,787; sole dispositive power 0; shared dispositive power 546,787; aggregate amount beneficially owned 546,787 (0.2% of the class)
- James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 546,787; sole dispositive power 0; shared dispositive power 546,787; aggregate amount beneficially owned 546,787 (0.2% of the class)
- James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 1,093,574; sole dispositive power 0; shared dispositive power 1,093,574; aggregate amount beneficially owned 1,093,574 (0.4% of the class)
- James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,363,400; shared voting power 0; sole dispositive power 1,363,400; shared dispositive power 0; aggregate amount beneficially owned 1,363,400 (0.6% of the class)
- The James and Agnes Kim Foundation, Inc.: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,150,000; shared voting power 0; sole dispositive power 1,150,000; shared dispositive power 0; aggregate amount beneficially owned 1,150,000 (0.5% of the class)
  Comment: Non-profit corporation
- 915 Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 29,594,980; shared voting power 0; sole dispositive power 29,594,980; shared dispositive power 0; aggregate amount beneficially owned 29,594,980 (12% of the class)
- John T. Kim 2007 Children's Trust U/A dated 12/28/07: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 315,000; shared voting power 0; sole dispositive power 0; shared dispositive power 315,000; aggregate amount beneficially owned 315,000 (0.1% of the class)
- Sujoda Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 3,789,479; shared voting power 0; sole dispositive power 0; shared dispositive power 3,789,479; aggregate amount beneficially owned 3,789,479 (1.5% of the class)
- John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,957,350; shared voting power 0; sole dispositive power 0; shared dispositive power 1,957,350; aggregate amount beneficially owned 1,957,350 (0.8% of the class)
- Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 498,232; shared voting power 0; sole dispositive power 0; shared dispositive power 498,232; aggregate amount beneficially owned 498,232 (0.2% of the class)
- Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 7,828,682; shared voting power 0; sole dispositive power 0; shared dispositive power 7,828,682; aggregate amount beneficially owned 7,828,682 (3.2% of the class)
- Sujochil, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 19,484,809; sole dispositive power 0; shared dispositive power 19,484,809; aggregate amount beneficially owned 19,484,809 (7.9% of the class)
- Sujoda Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 3,789,479; shared voting power 0; sole dispositive power 0; shared dispositive power 3,789,479; aggregate amount beneficially owned 3,789,479 (1.5% of the class)
- Susins, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 164,678; sole dispositive power 0; shared dispositive power 164,678; aggregate amount beneficially owned 164,678 (0.1% of the class)
- 2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kim Capital Partners - KCP, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 16,710,668; sole dispositive power 0; shared dispositive power 16,710,668; aggregate amount beneficially owned 16,710,668 (6.8% of the class)
- 2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,124,000; shared voting power 0; sole dispositive power 1,124,000; shared dispositive power 0; aggregate amount beneficially owned 1,124,000 (0.5% of the class)
- 2024 Grantor Retained Annuity Trust of James J. Kim dtd. 8/5/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,235,000; shared voting power 0; sole dispositive power 1,235,000; shared dispositive power 0; aggregate amount beneficially owned 1,235,000 (0.5% of the class)
- 2024 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 8/5/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 895,000; shared voting power 0; sole dispositive power 895,000; shared dispositive power 0; aggregate amount beneficially owned 895,000 (0.4% of the class)
- John T. Kim 2024 GRAT #1 dtd. 08/09/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,194,000; shared voting power 0; sole dispositive power 1,194,000; shared dispositive power 0; aggregate amount beneficially owned 1,194,000 (0.5% of the class)
- John T. Kim 2024 GRAT #2 dtd. 08/09/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 59,250; shared voting power 0; sole dispositive power 59,250; shared dispositive power 0; aggregate amount beneficially owned 59,250 (0% of the class)
- Susan Y. Kim 2023 Family Distribution Trust: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 725,000; sole dispositive power 0; shared dispositive power 725,000; aggregate amount beneficially owned 725,000 (0.3% of the class)
- 2025 Grantor Retained Annuity Trust No. 1 of Agnes C. Kim: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 2,538,000; shared voting power 0; sole dispositive power 2,538,000; shared dispositive power 0; aggregate amount beneficially owned 2,538,000 (1% of the class)
- 2025 Grantor Retained Annuity Trust No.1 of James J. Kim: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 3,244,594; shared voting power 0; sole dispositive power 3,244,594; shared dispositive power 0; aggregate amount beneficially owned 3,244,594 (1.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Amkor Technology, Inc.
Address of issuer's principal executive offices: 2045 East Innovation Circle, Tempe, Arizona (AZ), 85284
Comment:
The Schedule 13D initially filed with the U.S. Securities and Exchange Commission ("SEC") on November 28, 2005, as previously amended (the "Initial 13D") is hereby further amended to furnish the additional information set forth in this Amendment No. 20 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Pursuant to the underwritten secondary offering described below, effective as of February 12, 2026, 915 Investments, LP (the "915 Partnership"), a Pennsylvania limited partnership, disposed of 10,000,000 shares of Common Stock of the Issuer and the number of shares reported as held by the Reporting Persons in this Amendment gives effect to such transaction.

## Item 2. Identity and Background
Name of person filing:
This Amendment is being filed by the Group and separately by each of the following persons comprising the Group (each a "Reporting Person"):
1. James J. Kim
2. James J. Kim, as Trustee
3. Agnes C. Kim
4. John T. Kim
5. John T. Kim, as Trustee
6. David D. Kim
7. David D. Kim, as Trustee
8. Susan Y. Kim
9. Susan Y. Kim, as Trustee
10. Liam E. Blaney
11. John T. Kim Trust of December 31, 1987
12. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94
13. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92
14. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01
15. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01
16. Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03
17. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05
18. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08
19. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08
20. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
21. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
22. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
23. The James and Agnes Kim Foundation, Inc.
24. 915 Investments, LP, for which John T. Kim is the sole general partner
25. John T. Kim 2007 Children's Trust UA dated 12/28/07
26. Sujoda Investments, LP, for which Sujoda Management, LLC is the sole general partner
27. John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12
28. Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18
29. Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12
30. Sujochil, LP, for which John T. Kim and Susan Y. Kim are the general partners
31. Sujoda Management, LLC, for which Susan Y. Kim, John T. Kim and David D. Kim are the members
32. Susins, LLC, for which John T. Kim and Liam E. Blaney are the members
33. 2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023
34. 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023
35. 2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023
36. Kim Capital Partners - KCP, LLC, for which Susan Y. Kim and John T. Kim are the managers
37. 2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024
38. 2024 Grantor Retained Annuity Trust of James J. Kim 8/5/2024
39. 2024 Grantor Retained Annuity Trust of Agnes C. Kim 8/5/2024
40. John T. Kim 2024 GRAT #1 dtd. 08/09/2024
41. John T. Kim 2024 GRAT #2 dtd. 08/09/2024
42. Susan Y. Kim 2023 Family Distribution Trust
43. 2025 Grantor Retained Annuity Trust No. 1 of Agnes C. Kim
44. 2025 Grantor Retained Annuity Trust No.1 of James J. Kim
Residence or business address: The principal business address for the natural persons listed above, all of whom, other than Liam E. Blaney, are members of the Kim family (the "Kim Family"), Liam E. Blaney, 915 Investments, LP ("915 Partnership"), Sujoda Investments, LP ("SI, LP"), Sujochil, LP ("Sujochil"), Sujoda Management, LLC, a Pennsylvania limited liability company, Susins, LLC, a Pennsylvania limited liability company, Kim Capital Partners - KCP, LLC, a Pennsylvania limited liability company, for the trusts for the members of the Kim Family listed above and their descendants (as such trusts are amended, modified or supplemented from time to time, the "Kim Trusts") and for The James and Agnes Kim Foundation, Inc. (the "Foundation") is 1500 E. Lancaster Avenue, Paoli, PA 19301-9713.
Present principal occupation or employment: The present principal occupation of each natural person listed above is as follows: (i) James J. Kim - Chairman Emeritus of the Issuer; (ii) Agnes C. Kim - Homemaker; (iii) John T. Kim - Private Investor; (iv) David D. Kim - Private Investor; (v) Susan Y. Kim - Executive Chairman of the Board of the Issuer and Philanthropist; (vi) Liam E. Blaney - Kim Family Manager. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment purposes. The principal business of the Foundation is to receive contributions from donors, make investments and make grants to charitable organizations. The principal business of the 915 Partnership, SI, LP, Sujochil, Susins, LLC and Kim Capital Partners - KCP, LLC is to serve as a fund through which the assets of its partners will be utilized to invest in, hold and trade in securities and other investments. The principal business of Sujoda Management, LLC is to serve as the general partner of SI, LP.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: For each Reporting Person, the response to Row 6 on the cover page, indicating the citizenship or place of organization of such person, is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All transfers were made without additional consideration, except to the extent described below.

## Item 4. Purpose of Transaction
Purpose of transaction: On February 12, 2026, the 915 Partnership agreed to sell 10,000,000 shares of the Issuer's Common Stock to Goldman Sachs & Co. LLC (the "Underwriter"), at a price of $48.49 per share (the "Offering Price"), pursuant to the Issuer's automatic shelf registration statement on Form S-3 (Registration No. 333-279042), filed with the Securities and Exchange Commission on May 1, 2024, including the prospectus supplement, dated February 12, 2026 (the "Prospectus Supplement") and the terms and conditions of the Underwriting Agreement, dated as of February 12, 2026 (the "Underwriting Agreement"), by and among the Issuer, the 915 Partnership and the Underwriter. In addition, the 915 Partnership granted the Underwriter an option to purchase an additional 1,500,000 shares of Common Stock (the "Option Shares") at the Offering Price for a period of thirty (30) days from the date of the Prospectus Supplement. As of the date hereof, the Underwriter has not exercised their option to purchase the Option Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The response to Row 11 in each Reporting Person's cover page, indicating the aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person, is incorporated herein by reference. Each Reporting Person states that the filing of this Amendment shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially owned by the other Reporting Persons in this Amendment. The total number of shares which are beneficially owned by the members of the Group as a group is 122,666,110 shares, or approximately 49.49% of the outstanding shares of the Issuer's Common Stock. The number of shares beneficially owned by the Group includes 570,000 shares which may be acquired pursuant to options that are exercisable within sixty (60) days of February 10, 2026. The ownership percentages were calculated based on 247,309,063 outstanding shares of Common Stock of the Issuer as of February 10, 2026 according to the Prospectus Supplement. Beneficial ownership was increased, as appropriate, to include the shares beneficially owned by each Reporting Person that may be acquired pursuant to options exercisable within sixty (60) days of February 10, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows 7 through 10 on the cover page of this Amendment are incorporated herein by reference.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Each of the individuals, partnerships, limited liability companies, trusts and corporation listed in Item 2(a) (previously defined as the "Group") may be deemed a member of a group consisting of members of the Kim Family, Liam E. Blaney, the Kim Trusts, the Foundation, the 915 Partnership, SI, LP, Sujoda Management, LLC, Sujochil, Susins, LLC and Kim Capital Partners - KCP, LLC, who may each exercise voting or investment power with respect to shares of the Issuer's Common Stock in concert with other members of the Group.

None of the trust agreements or other relevant governing documents relating to the Group prohibit the persons authorized to vote shares of Common Stock of the Issuer from voting the shares of Common Stock of the Issuer held by them, in their discretion, in concert with the members of the Group. James J. Kim and Agnes C. Kim are husband and wife and are the parents of Susan Y. Kim, David D. Kim, and John T. Kim. John T. Kim is the sole trustee of the John T. Kim Trust of December 31, 1987, the parent of Allyson Lee Kim and Jason Lee Kim, the co-trustee of various Kim Trusts along with Susan Y. Kim or James J. Kim, and a manager of one of the Kim LLCs along with Liam E. Blaney. Susan Y. Kim is the parent of Alexandra Kim Hay, Jacqueline Mary Panichello, and Dylan James Panichello, is the co-trustee of various Kim Trusts along with John T. Kim or James J. Kim, and is a manager of one of the Kim LLCs along with John T. Kim. David D. Kim is the sole trustee of the James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08 and a co-trustee of the Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05. John T. Kim and Susan Y. Kim are co-trustees of the Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18, the Irrevocable Deed of Trust of James J. Kim Dated 12/24/92 fbo Alexandra Kim Panichello, the Irrevocable Deed of Trust of James J. Kim Dated 10/3/94 fbo Jacqueline Mary Panichello, the Irrevocable Deed of Trust of James J. Kim Dated 10/15/01 fbo Dylan James Panichello, the Irrevocable Deed of Trust of James J. Kim Dated 10/15/01 fbo Allyson Lee Kim, the Irrevocable Deed of Trust of James J. Kim Dated 11/17/03 fbo Jason Lee Kim, the John T. Kim 2007 Children's Trust U/A Dated 12/28/07, the James J. Kim 2008 Trust fbo Alexandra Kim Panichello Dated 2/5/08, the James J. Kim 2008 Trust fbo Jacqueline Mary Panichello Dated 2/5/08, the James J. Kim 2008 Trust fbo Dylan James Panichello Dated 2/5/08, and the James J. Kim 2008 Trust fbo the Descendants of John T. Kim Dated 2/5/08. James J. Kim and John T. Kim are co-trustees of the John T. Kim 2012 Generation-Skipping Trust U/A dated 12/11/12, the Family Trust under the John T. Kim Irrevocable Trust Agreement dated 12/11/12 and the Susan Y. Kim 2023 Family Distribution Trust. Susan Y. Kim is the sole trustee of the 2024 Grantor Retained Annuity Trust of Susan Y. Kim dated 8/5/24, the 2024 Grantor Retained Annuity Trust of Agnes C. Kim dated 8/5/24, the 2024 Grantor Retained Annuity Trust of James J. Kim dated 8/5/24, the 2025 Grantor Retained Annuity Trust No. 1 of Agnes C. Kim and the 2025 Grantor Retained Annuity Trust of James J. Kim. John T. Kim is the sole trustee of the John T. Kim 2024 GRAT #1 dated 8/9/24 and the John T. Kim 2024 GRAT #2 dated 8/9/2024. The trustees of each Kim Trust may be deemed to be the beneficial owners of the shares held by such Kim Trust. None of the Kim Trusts owns more than five percent of the outstanding shares of the common stock of the Company. John T. Kim, as general partner of the 915 Partnership, has voting and investment power with respect to all of the securities held by the 915 Partnership. The limited partners of the 915 Partnership are two irrevocable trusts created for James J. Kim, two irrevocable trusts created for Agnes C. Kim, SI, LP, and Sujoda Investments II, LP. The general partner of Sujoda Investments II, LP is Sujoda Management, LLC ("Sujoda Management"), and the limited partners are John T. Kim, Susan Y. Kim, and David D. Kim. Sujoda Management is the general partner of SI, LP, and the limited partners are the grandchildren of James J. Kim. The sole members of Sujoda Management are John T. Kim, Susan Y. Kim, and David D. Kim. Susan Y. Kim has sole voting power of Sujoda Management. The general partners of Sujochil are John T. Kim and Susan Y. Kim. The limited partners of Sujochil are John T. Kim, Susan Y. Kim, two irrevocable trusts created by Susan Y. Kim for her descendants, two irrevocable trusts created by John T. Kim for his descendants, the 915 Partnership, two irrevocable trusts created for Agnes C. Kim and two irrevocable trusts created for James J. Kim. John T. Kim and Liam E. Blaney are the managers of Susins, LLC. John T. Kim and Susan Y. Kim are the managers of Kim Capital Partners - KCP, LLC. All of the directors and officers of the Foundation are members of the Kim Family Group. The members of the Kim Family Group might each be expected to vote his, her, or its shares of common stock in concert with the other members of the Kim Family Group.

James J. Kim and the 915 Partnership (collectively, the "2009 Investors") and Amkor entered into a voting agreement dated as of March 26, 2009, (the "Voting Agreement") which relates to 49,594,980 shares of Common Stock received by 915 Partnership in exchange for convertible notes issued by Amkor in 2009 (the "Convert Shares"). The voting agreement requires the 2009 Investors to vote the Convert Shares in a "neutral manner" on all matters submitted to Amkor's stockholders for a vote, so that such Convert Shares are voted in the same proportion as all of the other outstanding securities (excluding the other shares beneficially owned by the 2009 Investors) that are actually voted on a proposal submitted to Amkor's stockholders for approval. The 2009 Investors are not required to vote in a "neutral manner" any Convert Shares that, when aggregated with all other voting shares beneficially owned by the 2009 Investors and their affiliates, represent 41.6% or less of the total then-outstanding voting shares of Amkor's Common Stock. The voting agreement terminates upon the earliest of (i) such time as the 2009 Investors or their affiliates no longer beneficially own any of the Convert Shares, (ii) consummation of a change of control (as defined in the voting agreement) or (iii) the mutual agreement of the 2009 Investors and Amkor.

On February 12, 2026, the Issuer, the 915 Partnership and the Underwriter entered into the Underwriting Agreement. Pursuant to the terms and conditions of the Underwriting Agreement, the 915 Partnership agreed to sell 10,000,000 shares of the Issuer's Common Stock at the Offering Price. In addition, the 915 Partnership granted the Underwriter an option to purchase 1,500,000 Option Shares at the Offering Price for a period of thirty (30) days from the date of the Prospectus Supplement. As of the date hereof, the Underwriter has not exercised its option to purchase the Option Shares.

In connection with the Secondary Offering, pursuant to the Underwriting Agreement, on February 12, 2026, the 915 Partnership executed a lock-up agreement (the "Lock-Up Agreement"), pursuant to which and subject to specified exceptions, it agreed for a period of one hundred eighty (180) days from the date of the Prospectus Supplement not to sell, transfer or otherwise dispose of the shares of the Issuer's Common Stock. The form of Lock-Up Agreement is included as an exhibit to the Underwriting Agreement, which is filed as Exhibit 99.3 herewith.

The foregoing descriptions of the Voting Agreement, Underwriting Agreement and Lock-Up Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 99.2 and 99.3 hereto, respectively, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Twentieth Amended and Restated Agreement regarding joint filing (filed herewith)

Exhibit 99.2 Voting Agreement, dated March 26, 2009, among the Issuer, James J. Kim and the 915 Partnership (incorporated by reference Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on April 1, 2009 (File No. 000-29472)).

Exhibit 99.3 Underwriting Agreement, dated February 12, 2026, among the Issuer, the 915 Partnership and the Underwriter (incorporated by reference Exhibit 1.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on February 13, 2026 (File No. 000-29472)).

Exhibit 24.1 Powers of Attorney (filed herewith)

Exhibit 24.2 Powers of Attorney (incorporated by reference to Exhibit 24 to the Schedule 13D/A filed by the Reporting Persons on October 4, 2024)

## Signatures
- James J. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-fact (02/17/2026)
- James J. Kim, as Trustee: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (02/17/2026)
- Agnes C. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (02/17/2026)
- John T. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (02/17/2026)
- John T. Kim, as Trustee: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (02/17/2026)
- David D. Kim: /s/ Kenneth R. Hillier, Attorney-in-Fact, Kenneth R. Hillier, Attorney-in-Fact (02/17/2026)
- David D. Kim, as Trustee: /s/ Kenneth R. Hillier, Attorney-in-Fact, Kenneth R. Hillier, Attorney-in-Fact (02/17/2026)
- Susan Y. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (02/17/2026)
- Susan Y. Kim, as Trustee: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (02/17/2026)
- Liam E. Blaney: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (02/17/2026)
- John T. Kim Trust of December 31, 1987: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (02/17/2026)
- Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (02/17/2026)
- Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (02/17/2026)
- Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05: /s/ Kenneth R. Hillier, Attorney in Fact, David D. Kim, as Trustee (02/17/2026)
- James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (02/17/2026)
- James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08: /s/ Kenneth R. Hillier, Attorney in Fact, David D. Kim, as Trustee (02/17/2026)
- The James and Agnes Kim Foundation, Inc.: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Secretary (02/17/2026)
- 915 Investments, LP: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as General Partner (02/17/2026)
- John T. Kim 2007 Children's Trust U/A dated 12/28/07: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- Sujoda Investments, LP: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Manager of Sujoda Management, LLC, its General Partner (02/17/2026)
- John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12: /s/ Brian D. Short, Attorney-in-Fact, James J. Kim, as Trustee (02/17/2026)
- Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12: /s/ Brian D. Short, Attorney-in-Fact, James J. Kim, as Trustee (02/17/2026)
- Sujochil, LP: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as General Partner (02/17/2026)
- Sujoda Management, LLC: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, Manager (02/17/2026)
- Susins, LLC: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, Manager (02/17/2026)
- 2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- 2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- Kim Capital Partners - KCP, LLC: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, Manager (02/17/2026)
- 2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- 2024 Grantor Retained Annuity Trust of James J. Kim dtd. 8/5/2024: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- 2024 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 8/5/2024: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- John T. Kim 2024 GRAT #1 dtd. 08/09/2024: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (02/17/2026)
- John T. Kim 2024 GRAT #2 dtd. 08/09/2024: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (02/17/2026)
- Susan Y. Kim 2023 Family Distribution Trust: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (02/17/2026)
- 2025 Grantor Retained Annuity Trust No. 1 of Agnes C. Kim: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)
- 2025 Grantor Retained Annuity Trust No.1 of James J. Kim: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (02/17/2026)